As filed with the Securities and Exchange Commission on March 19, 2013

Securities Act File No. 333-183605

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

(Check appropriate box or boxes)

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒

TICC CAPITAL CORP.

(Exact name of Registrant as specified in charter)

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(Address of Principal Executive Offices)
Registrant’s telephone number, including Area Code: (203) 983-5275

Jonathan H. Cohen
Chief Executive Officer
TICC Capital Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(Name and address of agent for service)

COPIES TO:
Steven B. Boehm
John J. Mahon
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001
(202) 383-0100

Approximate date of proposed public offering:  From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐  when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share(2)(3)
Preferred Stock, $0.01 par value per share(2)
Subscription Rights(2)
Warrants(4)
Debt Securities(5)
Total(6)	$500,000,000	$57,300	(7)

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.
(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock, or subscription rights to purchase shares of common stock as may be sold, from time to time.
(3)	Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(4)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time.
(5)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $500,000,000.
(6)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $500,000,000.
(7)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-183605) of TICC Capital Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of TICC Capital Corp. (the “Registrant” or the “Company”) are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

2. Exhibits

Exhibit Number	Description
a.1	Articles of Incorporation(2)
a.2	Articles of Amendment(3)
a.3	Form of Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares(15)
b	Amended and Restated Bylaws(4)
d.1	Form of Common Stock Certificate(2)
d.2	Indenture, dated September 26, 2012, relating to the 7.50% Senior Convertible Notes due 2017, by and between the Registrant and the Bank of New York Mellon, as trustee(14)

Exhibit Number	Description
d.3	Form of 7.50% Senior Convertible Notes due 2017(14)
d.4	Form of Indenture(15)
e.	Amended and Restated Dividend Reinvestment Plan(5)
g.	Investment Advisory Agreement by and between Registrant and TICC Management, LLC(6)
h.1	Form of Underwriting Agreement(7)
h.2	Underwriting Agreement dated February 6, 2013(17)
h.3	Equity Distribution Agreement dated February 22, 2013(18)
h.4	Underwriting Agreement dated March 19, 2013(1)
j.	Custodian Agreement between Registrant and State Street Bank and Trust Company(4)
k.1	Amended and Restated Administration Agreement between Registrant and BDC Partners, LLC(10)
k.2	Purchase Agreement by and among the Registrant, TICC Capital Corp. 2011-1 Holdings, LLC, TICC CLO LLC and Guggenheim Securities, LLC(8)
k.3	Master Loan Sale Agreement by and among the Registrant, TICC Capital Corp. 2011-1 Holdings, LLC and TICC CLO LLC(8)
k.4	Indenture by and between TICC CLO LLC and The Bank of New York Mellon Trust Company, National Association(8)
k.5	Collateral Management Agreement by and between TICC CLO LLC and the Registrant(8)
k.6	Collateral Administration Agreement by and among TICC CLO LLC, the Registrant and The Bank of New York Mellon Trust Company, National Association(8)
k.7	Purchase Agreement, dated August 13, 2012, by and among the Registrant, TICC CLO 2012-1 LLC and Guggenheim Securities, LLC(11)
k.8	Master Loan Sale Agreement, dated August 23, 2012, by and among the Registrant and TICC CLO 2012-1 LLC(11)
k.9	Indenture, dated August 23, 2012, by and between TICC CLO 2012-1 LLC and The Bank of New York Mellon Trust Company, National Association(11)
k.10	Collateral Management Agreement, dated August 23, 2012, by and between TICC CLO 2012-1 LLC and the Registrant(11)
k.11	Collateral Administration Agreement, dated August 23, 2012, by and among TICC CLO 2012-1 LLC, the Registrant and The Bank of New York Mellon Trust Company, National Association(11)
k.12	Upsize Purchase Agreement, dated as of January 24, 2013, by and among the Registrant, TICC CLO 2012-1 LLC and Guggenheim Securities, LLC(19)
k.13	Subordinated Note Purchase Agreement, dated as of February 25, 2013, by and among the Registrant and TICC CLO 2012-1 LLC(19)
l.1	Opinion of Sutherland Asbill & Brennan LLP(16)
l.2	Opinion of Sutherland Asbill & Brennan LLP(17)
l.3	Opinion of Sutherland Asbill & Brennan LLP(18)
l.4	Opinion of Sutherland Asbill & Brennan LLP(1)
n.1	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l.1 hereto)(16)
n.2	Consent of Independent Registered Public Accounting Firm(16)
n.3	Report of Independent Registered Public Accounting Firm(12)
n.4	Report of Independent Registered Public Accounting Firm(12)
n.5	Report of Independent Registered Public Accounting Firm(13)
n.6	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l.2 hereto)(17)
n.7	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l.3 hereto)(18)
n.8	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l.4 hereto)(1)
n.9	Consent of Independent Registered Public Accounting Firm(1)
n.10	Report of Independent Registered Public Accounting Firm(1)
r.	Code of Ethics(5)
99.1	Form of Prospectus Supplement For Common Stock Offerings.(9)
99.2	Form of Prospectus Supplement For Preferred Stock Offerings.(9)
99.3	Form of Prospectus Supplement For At-the-Market Offerings.(9)
99.4	Form of Prospectus Supplement For Rights Offerings.(9)
99.5	Form of Prospectus Supplement For Warrants Offerings(15)
99.6	Form of Prospectus Supplement For Debt Securities Offerings(15)

(1)	Filed herewith.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-109055), filed on September 23, 2003.
(3)	Incorporated by reference to Current Report on Form 8-K (File No. 814-00638) filed December 3, 2007.
(4)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-109055), filed on November 19, 2003.
(5)	Incorporated by reference to Exhibit 4.1 to the Registrant’s report on Form 8-K filed on May 30, 2012.
(6)	Incorporated by reference to the Registrant’s report on Form 8-K filed on July 1, 2011.
(7)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-169061), filed on October 15, 2010.
(8)	Incorporated by reference to the Registrant’s report on Form 8-K filed on August 11, 2011.
(9)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172214), filed on February 1, 2012.
(10)	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q filed on May 10, 2012.
(11)	Incorporated by reference to the Registrant’s report on Form 8-K filed on August 23, 2012.
(12)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172214), filed on February 28, 2012.
(13)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172214), filed on March 16, 2012.
(14)	Incorporated by reference to Exhibit 4.1 to the Registrant’s report on Form 8-K filed on September 27, 2012.
(15)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183605), filed on January 11, 2013.
(16)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183605), filed on January 17, 2013.
(17)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183605), filed on February 6, 2013.
(18)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183605), filed on February 22, 2013.
(19)	Incorporated by reference to the Registrant’s report on Form 8-K filed on February 26, 2013.

ITEM 26.  MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$57,300
FINRA filing fee	75,500
NASDAQ Global Select Market listing fee	25,000
Printing and postage	50,000
Legal fees and expenses	150,000
Accounting fees and expenses	100,000
Miscellaneous	25,000
Total	482,800

Note:	Except the SEC registration fee and the FINRA filing fee, all listed amounts are estimates.
*	To be provided by amendment.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The following list sets forth each of TICC’s subsidiaries, the state under whose laws the subsidiary is organized and the voting securities owned by TICC, directly, in such subsidiary:

TICC Capital Corp. 2011-1 Holdings, LLC (Delaware)	100%
TICC CLO LLC (Delaware)	100%
TICC CLO 2012-1 LLC (Delaware)	100%

Currently, each of TICC’s subsidiaries is consolidated with TICC for financial reporting purposes.

In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant’s common stock at January 16, 2013:

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	169

ITEM 30.  INDEMNIFICATION

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VIII of the Registrant’s Articles of Incorporation, Article XI of the Registrant’s Bylaws, the Investment Advisory Agreement and Administration Agreement.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and

(1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, TICC Management, LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, BDC Partners, LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of BDC Partners, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Independent Directors,” “ — Interested Directors,” “ — Information about Executive Officers who are not Directors” and “Portfolio Management — Investment Personnel.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-62278), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, TICC Capital Corp., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830;
(2)	the Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021;

(3)	the Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110; and
(4)	the Adviser, TICC Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

ITEM 33.  MANAGEMENT SERVICES

Not applicable.

ITEM 34.  UNDERTAKINGS

(1)	Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.
(2)	Not applicable.
(3)	Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.
(4)	Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];
(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(f)	To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
(5)	(a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.
(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.
(7)	The Registrant undertakes to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on this 19th day of March 2013.

TICC CAPITAL CORP.

By:	/s/ JONATHAN H. COHEN Jonathan H. Cohen Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, in the capacities indicated, on this 19th day of March 2013. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title
/s/ JONATHAN H. COHEN Jonathan H. Cohen	Chief Executive Officer and Director (Principal Executive Officer)
* Steven P. Novak	Director
* G. Peter O’Brien	Director
* Tonia L. Pankopf	Director
* Charles M. Royce	Chairman of the Board and Director
/s/ PATRICK F. CONROY Patrick F. Conroy	Chief Financial Officer, Chief Compliance Officer and Corporate Secretary (Principal Financial and Accounting Officer)

*	Signed by Jonathan H. Cohen pursuant to a power of attorney signed by each individual and filed with this Registration Statement on August 28, 2012.